FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30204

For May 21, 2002

Internet Initiative Japan Inc.

(Translation of registrant's name into English)

Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Initiative Japan Inc.

Date: May 21, 2002

By:

Koichi Suzuki
President, Chief Executive Officer and
Representative Director

EXHIBIT 1

CROSSWAVE COMMUNICATIONS

IIJ Internet Initiative Japan

For Immediate Release

Crosswave Closes JPY 20 Billion Funding Agreement

TOKYO, May 21, 2002 – Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI) and Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that Crosswave has signed a syndicated financing facilities agreement with four leading Japanese commercial banks for the total amount of JPY 20 billion. The agreement consists of a six-year long-term loan of up to JPY 15 billion and a short-term line of credit of up to JPY 5 billion. The syndicated loan is provided by Sumitomo Mitsui Banking Corporation, which acted as the lead arranger, UFJ Bank Limited, The Sumitomo Trust & Banking Co., Ltd., and Mizuho Corporate Bank. In connection with this financing, IIJ, which has a 37.9% equity position in Crosswave, entered into a cash deficiency support ("CDS") agreement.

"We are extremely pleased to announce this definitive agreement with Japan's leading banks. We believe that this is a clear vote of confidence by the banks in the strength of our business model and our long-term prospects," said Akio Onishi, CEO of Crosswave. "We believe that this amount will provide the necessary funds to strengthen our network infrastructure and to continue growing our operations until we reach our target for adjusted EBITDA and net earnings to turn positive in FY03 and in FY04, respectively," said Mr. Yasuharu Fushimi, CFO of Crosswave.

The six-year long-term loan of JPY15 billion, bearing interest at TIBOR (Tokyo Inter-Bank Offered Rate) plus 2.95% per annum, is secured by substantially all of Crosswave's assets. The long-term loan is to be drawn down over the first two-year period ending March 2004 and will be repaid in eight equal semi-annual installments commencing from October 2004. The funds will be utilized for the purposes of project costs including capital expenditures for network and data center construction and other operating expenses defined in the agreement. The JPY 5 billion short-term facility, carrying interest at the short-term prime rate plus 0.3% per annum, is available for operating purposes. The short-term facility may be drawn down up to the amount of the outstanding account receivables balance for a maximum of three months during the contract period. Crosswave is required to meet certain financial covenant tests, including sales amounts based on the mutually agreed business plan as well as debt-equity ratio, and the debt-service coverage ratio. Crosswave has the right to prepay any outstanding loan amount in part or in full.

IIJ has agreed to provide cash deficiency support for the period of the loan facility. Under the CDS agreement with IIJ, Crosswave and the bank consortium dated May 21, 2002, IIJ deposits JPY 5 billion with an agent bank, which is available for withdrawal of up to JPY 5 billion in the event of a shortage in Crosswave's loan repayment obligations and/or breaches in conditions specified in the loan and CDS agreement.

In connection with this financing, Crosswave has granted stock acquisition rights exercisable for a total of 30,000 shares of Crosswave's common stock, equivalent to 6,000,000 American Depository Shares (ADSs) to IIJ and the bank consortium for a consideration. The exercise price of these stock acquisition rights was set at US$1.50 per ADS, which represents a 50% premium over the closing market price of the ADSs as of May 9, 2002. These stock acquisition rights will be exercisable from June 6, 2002 to May 31, 2009.

About Crosswave
Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. and Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in our forward-looking statement.

For inquiries, contact:

Ms. Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581
E-mail: press@cwc.co.jp URL: http://www.cwc.co.jp/

Ms. Junko Higasa
Internet Initiative Japan Inc. Investor Relations Office
Tel: +81-3-5259-6500 Fax: +81-3-5259-6311
E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/

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